Exhibit 99.1

Chemomab Therapeutics Announces First Quarter 2026 Financial Results and Provides
Corporate Update

—New Clinical and Translational Data Presented at Major Medical Meetings Further Confirms the Disease-
Modifying Potential of Nebokitug in Primary Sclerosing Cholangitis and Suggests Possible Additional
Benefit in PSC Patients with Co-Existing IBD—

—Company Continues to Advance Multiple Partnering Options for Nebokitug—

TEL AVIV, Israel, May 14, 2026 -- Chemomab Therapeutics Ltd. (Nasdaq: CMMB), (Chemomab), a clinical-stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need, today announced financial and operating results for the first quarter ended March 31, 2026, and provided a corporate update.

“In the first quarter we continued to have productive discussions with potential strategic partners while releasing new data analyses that further extend our understanding of the therapeutic potential of nebokitug and its CCL24 target,” said Adi Mor, PhD, co-founder and Chief Executive Officer of Chemomab. “In an oral presentation earlier this month at Digestive Disease Week® 2026 and in three upcoming presentations at the 2026 EASL Congress, we unveiled new analyses based on patient data from the nebokitug Phase 2 SPRING trial. The studies further elucidate the disease pathways fueled by CCL24 and provide additional valuable information on how nebokitug interferes with multiple processes and pathways associated with disease progression in patients with primary sclerosing cholangitis (PSC). Most notably, new findings demonstrated that CCL24 and nebokitug-mediated CCL24 inhibition influence biological pathways linked to inflammatory bowel disease (IBD), a chronic and debilitating autoimmune inflammatory condition that affects an estimated 60-70% of PSC patients. We believe that nebokitug could become the first FDA-approved disease-modifying treatment for PSC, and, if these promising IBD-related findings are confirmed clinically, could offer a differentiated therapeutic benefit to the large population of patients living with both PSC and IBD.”

First Quarter 2026 and Recent Highlights:

•	On May 30, 2026, Chemomab will present data from three abstracts at EASL 2026, the Annual Congress of the European Association for the Study of the Liver in Barcelona, Spain.

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In one EASL 2026 study[1], Olink-generated analyses of circulating proteins in patient samples from the SPRING trial were used to generate an AI/machine learning model to identify patients who showed a combined improvement in all three key fibrosis-related measures: ELF score, liver stiffness as measured by FibroScan© and PRO-C3. The model showed strong performance and reliability, accurately distinguishing patients who met the combined improvement definition from those who did not. The proteins driving this distinction were primarily related to liver biology, including metabolism, protein breakdown, and extracellular matrix and tissue remodeling. The authors conclude that AI-generated proteomic analysis was successful in distinguishing a composite efficacy improvement outcome in nebokitug-treated patients with PSC. Patients who met the criteria showed differential expressions of liver proteins, with functional liver related proteins as the main drivers of this change. This analysis highlights the breadth of treatment-associated improvements following CCL24-blocking therapy with nebokitug, as well as the important role of CCL24 blockade in PSC and other liver disease pathology.

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A second EASL 2026 study[2] examined the impact of nebokitug treatment on four PSC-specific gene expression programs (GEPs) in patients with PSC. GEPs are the coordinated patterns of gene activity that determine which genes are turned on or off, when, and to what extent, ultimately controlling cellular functions and phenotypes in the individual. The four GEPs, which researchers had previously identified using single-cell analyses of human liver tissue, are upregulated in livers from patients with PSC compared to healthy controls or to patients with other liver disease. They include pathways associated with extracellular matrix remodeling, macrophage activation, fibrosis/myofibrosis, and immune activation. The new analysis assessed the effects of treatment with nebokitug on these GEPs by examining protein changes in patient serum samples from the nebokitug SPRING trial. Proteins corresponding to all four PSC-related GEPs, reflecting fibrosis-related collagens, fibrotic macrophage activity, myofibroblast pathways, and immune-activation signaling, were statistically significantly elevated in the SPRING trial patients with moderate-advanced disease compared to those with mild PSC. Treatment with nebokitug was associated with statistically significant and dose-dependent reductions in the signatures linked to these PSC-related fibrotic and immune proteins. These findings provide further support for nebokitug’s CCL24 blocking activity as a mechanism-based therapeutic approach targeting core molecular drivers of PSC pathogenesis.

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A third EASL 2026 study[3] examined nebokitug and its CCL24 target in the context of the co-morbidity of PSC and inflammatory bowel disease (IBD). This co-morbidity, which affects about 60-70% of all PSC patients, is thought to reflect their intertwined gut–liver immune pathways. In the nebokitug SPRING trial, 62% of enrolled PSC patients had concomitant ulcerative colitis (UC) or Crohn’s disease (CD). This study evaluated whether CCL24 inhibition modulates inflammatory and tissue-remodeling signatures relevant to PSC-IBD pathogenesis. Serum proteins from SPRING trial patients were quantified using the Olink proteomic platform. Biomarker analyses focused on inflammatory cytokines, chemokines, monocyte/macrophage markers, epithelial injury markers, and tissue-remodeling proteins previously associated with UC and CD activity. Nebokitug treatment led to modulation of inflammatory pathways shared between PSC and IBD in patients with moderate-advanced PSC. Significant reductions were observed in multiple cytokines known to be strongly linked to IBD activation, mucosal immune recruitment and epithelial injury. Nebokitug also decreased multiple proteins associated with stromal and epithelial remodeling in IBD progression and demonstrated a significant elevation in MST-1, a negative regulator of inflammation that has been linked to genetic susceptibility and disease modulation in IBD, highlighting its potential relevance to intestinal inflammatory pathways. The authors conclude that treatment with nebokitug resulted in improvements across inflammatory and tissue-remodeling proteins relevant to PSC with coexisting intestinal inflammation from UC and CD. These findings suggest that CCL24 inhibition may beneficially impact shared gut–liver inflammatory circuits in patients with co-existing PSC and IBD.

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On May 4, 2026, new data from the company’s Phase 2 SPRING trial of nebokitug in PSC was presented at Digestive Disease Week® (DDW 2026) in Chicago, USA[4]. Dr. Parvez Mantry of Methodist Health System gave an oral presentation on a new proteomic study showing that treatment with nebokitug resulted in dose-dependent reductions in multiple inflammatory and tissue-remodeling signatures associated with intestinal and hepatic immune activation. These proteomic changes are relevant to both primary sclerosing cholangitis (PSC) and inflammatory bowel disease (IBD), a debilitating chronic condition that affects about 60-70% of all patients with PSC. In nebokitug-treated patients, especially those with moderate-advanced PSC, reductions in IBD-related inflammatory innate immune activation and epithelial remodeling biomarkers were observed. These proteomic changes indicate disease-relevant target engagement and are consistent with modulation of biological pathways relevant to both PSC and IBD. The authors conclude that inhibition of nebokitug’s CCL24 target may provide meaningful benefit in PSC patients with concomitant IBD.

1 - AI-driven proteomic profiling differentiates composite improvement following treatment with nebokitug in PSC; T. Snir, R. Aricha, J. Lawler, C Cirillo, D. Weiner, and A. Mor; EASL 2026 Abstract No. 1839; Immune-mediated and cholestatic disease: Clinical aspects; May 30, 2026, 8:30 - 16:00 CEDT
2 - Nebokitug down-regulates core fibrotic and immune pathways defined by single-cell liver profiling; R Aricha, T Snir, J Lawler, C Cirillo, D Weiner, A Mor; EASL 2026 Abstract No. 1852; Immune-mediated and cholestatic disease: Clinical aspects; May 30, 2026, 8:30 - 16:00 CEDT
3 - Nebokitug modulates gut-liver inflammatory and tissue remodeling signatures in PSC patients with coexisting IBD; R Aricha, T Snir, J Lawler, C Cirillo, D Weiner, and A Mor; EASL 2026 Abstract No. 1859; Immune-mediated and cholestatic disease: Clinical aspects; May 30, 2026, 8:30 - 16:00 CEDT
4 - Nebokitug modulates inflammatory and tissue-remodeling signatures in patients With PSC and coexisting IBD: Biomarker findings From the SPRING Phase 2 trial; Parvez Mantry, T Snir, R Aricha, J Lawler, C Cirillo, D Weiner, A Mor; DDW 2026 Abstract No. 4484827, Advances in the Management of Primary Sclerosing Cholangitis; May 4, 2026, 2:00 - 3:30 PM CDT

First Quarter 2026 Financial Highlights

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Cash Position: Cash, cash equivalents and short-term bank deposits were $8.0 million as of March 31, 2026, compared to $10.4 million as of December 31, 2025. This cash runway is expected to fund the company through the end of the first quarter of 2027.

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Research and Development (R&D) Expenses: R&D expenses were $0.9 million for the first quarter of 2026, compared to $2.5 million for the first quarter of 2025. The decrease in R&D expenses in the first quarter of 2026 compared to the first quarter of 2025 primarily resulted from the continued winding down of activities related to the Phase 2 SPRING trial .

◾	General and Administrative (G&A) Expenses: G&A expenses were $0.9 million for the first quarter of 2026, compared to $1.0 million for the first quarter of 2025.

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Net Loss: Net loss in the first quarter of 2026 was $1.8 million, or a net loss of less than $0.01 per basic and diluted ordinary share, compared to $3.3 million, or a net loss of less than $0.01 per basic and diluted ordinary share, for the first quarter of 2025. The weighted average number of ordinary shares outstanding, basic and diluted, in the first quarter of 2026 was 638,293,363 (equal to approximately 7,978,667 ADSs).

◾	Liquidity and Capital Resources: Chemomab believes its existing liquidity resources as of March 31, 2026 will enable it to fund its operations through the end of the first quarter of 2027.

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Number of Issued and Outstanding Shares: As of March 31, 2026, the company had 576,030,200 Ordinary shares issued and outstanding (equal to approximately 7,200,377 ADSs), compared to 575,381,320 (equal to approximately 7,192,266 ADSs) as of December 31, 2025.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, including statements regarding our future financial condition, results of operations, business strategy and plans, and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “estimate,” “intend,” “may,” “plan,” “potentially,” “will” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: the risk that certain acknowledgements from the End-of-Phase 2 (EOP2) meeting with the FDA in connection with PSC regulatory approval will not materialize into a pathway for regulatory approval; that certain conclusions and assumptions drawn from the EOP2 meeting with the FDA discussed in the Company’s press releases will prove incorrect and adversely affect the ability for nebokitug to become an FDA fully approved therapy; the risk that the full data set from the nebokitug study or data generated in further clinical trials of nebokitug will not be consistent with the topline results of the nebokitug Phase 2 PSC trial; failure to obtain, or delays in obtaining, regulatory approvals for nebokitug in the U.S., Europe or other territories; failure to successfully commercialize nebokitug, if approved by applicable regulatory authorities, in the U.S., Europe or other territories, or to maintain U.S., European or other territory regulatory approval for nebokitug if approved; uncertainties in the degree of market acceptance of nebokitug by physicians, patients, third-party payors and others in the healthcare community; nebokitug development of unexpected safety or efficacy concerns related to nebokitug; failure to successfully conduct future clinical trials for nebokitug, including due to the Company's potential inability to obtain sufficient financing from investors or strategic partners, or to enroll or retain sufficient patients to conduct and complete the trials or generate data necessary for regulatory approval, among other things; risks that the Company's clinical studies will be delayed or that serious side effects will be identified during drug development; failure of third parties on which the Company is dependent to manufacture sufficient quantities of nebokitug for commercial or clinical needs, to conduct the Company's clinical trials; changes in laws and regulations applicable to the Company's business and failure to comply with such laws and regulations; business or economic disruptions due to catastrophes or other events, including natural disasters or public health crises; and uncertainties with respect to the Company's need and ability to access future capital; and the intensity and duration of the current war in the Middle East, and its impact on our operations in Israel. These risks are not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” sections of our 20-F for the year ended December 31, 2025. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this press release. Before you invest, you should read the documents we have filed and will file with the SEC for more complete information about us. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

About Chemomab Therapeutics Ltd.
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need. Based on the unique role of the soluble protein CCL24 in promoting fibrosis and inflammation, Chemomab developed nebokitug, a first-in-class dual activity monoclonal antibody that neutralizes CCL24 and has demonstrated disease-modifying potential. In clinical and preclinical studies, nebokitug has been shown to have a favorable safety profile and has been generally well-tolerated, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported positive results from five clinical trials of nebokitug. Based on positive data from its Phase 2 SPRING trial in primary sclerosing cholangitis (PSC), Chemomab and the FDA have aligned on the design of a nebokitug Phase 3 registration trial in patients with PSC. Nebokitug has received FDA and EMA Orphan Drug and FDA Fast Track designations for the treatment of PSC. Chemomab’s nebokitug program for the treatment of systemic sclerosis has received FDA and EMA Orphan Drug designations and has an open U.S. IND. For more information, visit: chemomab.com.

Contacts:

Media & Investors:
Chemomab Therapeutics:
Barbara Lindheim
Consulting Vice President
Investor & Public Relations,
Strategic Communications
Phone: +1 917-355-9234
barbara.lindheim@chemomab.com

Interim Condensed Consolidated Balance Sheets (Unaudited)

In USD thousands (except for share amounts)

	March 31,	December 31,
	2026	2025
Assets

Current assets
Cash and cash equivalents	5,906	7,564
Short term bank deposits	2,137	2,802
Other receivables and prepaid expenses	3,431	3,059

Total current assets	11,474	13,425

Non-current assets
Long term prepaid expenses	167	211
Property and equipment, net	167	176
Total non-current assets	334	387

Total assets	11,808	13,812

Current liabilities
Trade payables	204	485
Accrued expenses	296	337
Employee and related expenses	613	656

Total current liabilities	1,113	1,478

Total liabilities	1,113	1,478

Shareholders' equity (*)
Ordinary shares no par value - Authorized: 4,650,000,000 shares as of March 31, 2026, and as of December 31, 2025;
Issued and outstanding: 576,030,200 Ordinary shares as of March 31, 2026 and 575,381,320 as of December 31, 2025;

	-	-
Additional paid in capital	124,086	123,952
Accumulated deficit	(113,391)	(111,618)

Total shareholders’ equity	10,695	12,334
Total liabilities and shareholders’ equity	11,808	13,812

(*)  1 American Depositary Share (ADS) represents 80 Ordinary Shares.

Interim Condensed Consolidated Statements of Operations (Unaudited)

In USD thousands (except for share and per share amounts)

	Three months	Three months
	Ended	Ended
	March 31,	March 31,
	2026	2025
Operating expenses

Research and development	925	2,493

General and administrative	925	994

Total operating expenses	1,850	3,487

Financing income, net	77	164

Loss before taxes	1,773	3,323

Taxes on income	-	-

Net loss for the period	1,773	3,323

Basic and diluted loss per Ordinary Share (*)	0.003	0.007

Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	638,293,363	456,149,916

(*)  1 American Depositary Share (ADS) represents 80 Ordinary Shares